Exhibit 10.5

EMPLOYMENT AGREEMENT

        This EMPLOYMENT AGREEMENT (the “Agreement”), made in the City of Plano and the State of Texas, dated as of May 1, 2005, between J. C. Penney Corporation, Inc., a Delaware corporation (hereinafter called the “the Employer”), and Robert B. Cavanaugh (hereinafter called the “the Employee”).

        WHEREAS, the Employer desires to ensure that it retains the Employee’s management and executive services as its Executive Vice President and Chief Financial Officer;

        WHEREAS, in order to induce the Employee to continue to serve in such positions, the Employer desires to provide the Employee with compensation and other benefits on the terms and conditions set forth in this Agreement; and

        WHEREAS, the Employee is willing to accept such employment and perform services for the Employer, on the terms and conditions hereinafter set forth;

        NOW THEREFORE, in consideration of the promises and of the mutual covenants herein contained, it is agreed as follows:

1.     Employment, Position and Duties.

1.1	The Employer agrees to continue to employ the Employee and the Employee hereby agrees to continue to undertake employment upon the terms and conditions herein set forth.

1.2	During the Term (as hereafter defined), the Employee will serve as Chief Financial Officer, or such other position as may be assigned by the Employer’s Chief Executive Officer, and shall perform such duties consistent with such position as are determined and directed by the Employer’s Chief Executive Officer. The Employee shall devote his full working time, attention and ability to the business of the Employer, including, if applicable, its subsidiaries and/or affiliates to which the Employee may have been assigned responsibilities; provided, however, that it shall not be a violation of this Agreement for the Employee to (i) devote reasonable periods of time to charitable and community activities and, with the approval of the Employer, industry or professional activities, and (ii) manage personal business interests and investments, subject to Section 8, so long as such activities do not materially interfere with the performance of the Employee’s responsibilities under this Agreement.

1.3	Unless otherwise agreed by the Employer and the Employee, throughout the term of this Agreement, the Employee’s principal offices shall be located in Plano, Texas. The Employee shall undertake normal business travel on behalf of the Employer, the reasonable expenses of which shall be paid by the Employer pursuant to Section 4.

2.     Term of Employment.

2.1	Initial Term. The Employee’s employment under this Agreement (“Term”) shall commence on May 1, 2005 (the “Start Date”) and, subject to the provisions of this Agreement, shall terminate (the “Termination Date”) on the earlier of (i) the third anniversary of the Start Date (the “Initial Term”) or (ii) termination of the Employee’s employment pursuant to Section 6.

2.2	Renewal Term. This Agreement shall expire automatically at the end of the Initial Term, unless extended as provided in this Section 2.2. Within 60 days after the second anniversary of the Initial Term or any Renewal Term (as defined below), Employer shall notify Employee regarding (i) whether the Agreement shall be extended and (ii) the terms and conditions, if any, for such extension. Any such additional extension period (“Renewal Term”) shall be deemed to be part of the Term for purposes of this Agreement. If the Employer and the Employee have not entered into a written agreement to extend this Agreement within 45 days after such notice, then at the Employer’s election the Employer may release the Employee from his duties during the remaining Term of the Agreement in accordance with and subject to the conditions in Sections 6.4 and 7.3. If Employee is not so released and completes the then remaining Term of the Agreement, Employee shall become employed at-will upon the expiration of such Term as provided for in Section 2.3. Nothing in this Section 2.2 shall be deemed to grant a right of continued employment to the Employee upon expiration of the Initial Term or any Renewal Term.

2.3	Post-Term At-Will Employment. If (i) this Agreement is not terminated pursuant to Section 6, and (ii) neither party has otherwise terminated the Employee’s employment, upon expiration of the Term (including any Renewal Term), this Agreement shall expire and the Employee shall become employed at-will and may be terminated from employment at any time, without notice or cause. In the event this Agreement expires and the Employee becomes employed at-will, the Employee shall not be entitled to any severance or other termination compensation or benefits under this Agreement, and the Employee’s employment shall be subject to those policies and procedures that the Employer may adopt and change in its discretion from time to time. Nothing in this Section 2.3 shall be deemed to grant a right of continued employment to the Employee upon expiration of the Term, and the Employer may terminate the Employee’s employment upon expiration of the Term without any further notice and financial obligation to the Employee under Section 7.

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3.     Compensation

3.1	Salary. In consideration of the services of the Employee during the Term, the Employer shall pay the Employee salary at an annualized rate of $615,250.00 (“Base Salary”) (less applicable withholding for taxes and authorized deductions) in accordance with the Employer’s usual payroll policies. The Employee’s Base Salary shall be reviewed at least annually with the first review date being the March following the Start Date. Base Salary may be adjusted by action of the appropriate committee of the Employer’s Board of Directors or its delegate, and may be increased without the necessity of written amendment pursuant to Section 10.8. Notwithstanding the preceding, nothing in this Section 3.1 guarantees an annual increase in Base Salary.

3.2	Annual Incentive Compensation. The Employee shall be eligible to participate in the Management Incentive Compensation Program (the “Comp Plan”), as set out in Exhibit A hereto.

3.3	Grand Total Earnings. The Employee’s “Grand Total Earnings” shall mean an amount equal to Base Salary plus annual incentive under the Comp Plan with a target of 50 per cent of Base Salary.

4.     Expenses

During the Term the Employee shall be allowed reimbursement of reasonable expenses necessary for the performance of Employee’s duties in accordance with the policies of the Employer.

5.     Employee Benefits.

5.1	Benefits. During the Term, the Employee shall be entitled to the benefits generally provided or made available to senior employees of the Employer, including group medical insurance benefits (subject in each case, however, to (i) eligibility and (ii) modification or elimination in accordance with the Employer’s standard policies as in effect from time to time).

5.2	Vacation and Paid Leave.. The Employee will be eligible for five (5) weeks of vacation each year.

6.     Termination of Employment Prior to Expiration of Term.

6.1	Death. In the event of the Employee’s death during the Term, the Employee’s employment shall terminate, and the Employer shall pay or provide to the Employee’s beneficiaries or estate, as appropriate, as soon as practicable after the Employee’s death, the amounts and benefits provided for in Section 7.1.

6.2	Permanent Disability. If the Employee becomes totally and permanently disabled (as defined in the Employer’s Long-Term Disability Plan) during

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the Term (“Permanent Disability”), the Employer may terminate the Employee’s employment on written notice thereof in accordance with Section 10.5, and the Employer shall provide to the Employee the amounts and benefits provided for in Section 7.1.

6.3	Termination by the Employer for Cause. During the Term the Employer may terminate the Employee’s employment for “Cause.” “Cause in this Agreement means (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of Employee’s employment with Employer; (ii) intentional damage to Employer’s assets; (iii) intentional disclosure of Employer’s confidential information contrary to Employer’s policies; (iv) material breach of Employee’s obligations under this Agreement; (v) intentional engagement in any competitive activity which would constitute a breach of Employee’s duty of loyalty or of Employee’s obligations under this Agreement; (vi) the willful and continued failure to substantially perform Employee’s duties for Employer (other than as a result of incapacity due to physical or mental illness); or (vii) intentional breach of any of Employer’s policies or willful conduct by Employee that is in either case demonstrably and materially injurious to Employer, monetarily or otherwise; provided, however, that termination for Cause based on clause (iv) shall not be effective unless the Employee shall have written notice from the Employer’s Chief Executive Officer in accordance with Section 10.5 (which notice shall include a description of the reasons and circumstances giving rise to such notice) not less than 30 days prior to the Employee’s termination and the Employee has failed after receipt of such notice to satisfactorily discharge the Employee’s duties. For purpose of this Section 6.3, an act, or a failure to act, shall not be deemed “willful” or “intentional” unless it is done, or omitted to be done, by Employee in bad faith or without a reasonable belief that Employee’s action or omission was in the best interest of Employer. Failure to meet performance standards or objectives, by itself, does not constitute “Cause.” “Cause” also includes any of the above grounds for dismissal regardless of whether Employer learns of it before or after terminating Employee’s employment.

6.4	Termination by the Employer without Cause. During the Term the Employer may terminate the Employee’s employment without Cause. “Without Cause” shall mean for any reason other than death, Permanent Disability or Cause, as provided for in Sections 6.1, 6.2 and 6.3. The Employee’s employment may be terminated by the Employer without Cause by delivery to the Employee of notice of termination in accordance with Section 10.5 not less than 30 days prior to termination.

6.5	Termination by the Employee for Good Reason. During the Term, the Employee may terminate his employment, without the Employer’s consent, for Good Reason. Good Reason shall mean (a) the Employer has breached any material provision of this Agreement and within 30 days

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after written notice thereof from the Employee in accordance with Section 10.5, the Employer fails to cure such breach; or (b) a successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Employer fails to assume liability under the Agreement in accordance with Section 10.2.

6.6	Termination by the Employee without Good Reason. During the Term, the Employee may voluntarily terminate his employment upon 30 days’ written notice (the “Notice Period”) to the Employer in accordance with Section 10.5. The Employer may in its sole discretion elect to release the Employee from his duties prior to the expiration of the Notice Period, and pay Base Salary to the Employee for the remaining Notice Period. The Employer’s election to release the Employee from his duties during the Notice Period shall not be deemed to be a constructive discharge of the Employee or termination without Cause, nor shall such release from duties accelerate the Employee’s Termination Date or reduce the total time period during which the Employee must comply with the covenants contained in Section 8.

7.     Termination Payments and Benefits..

7.1	Death or Permanent Disability. In the event of the death or Permanent Disability of the Employee, as soon as practicable, the Employer shall pay any (i) accrued and unpaid Base Salary and vacation to which the Employee was entitled as of the date of death or determination of Permanent Disability (collectively, the “Compensation Payments”), and (ii) the target annual incentive for the Comp Plan for the fiscal year in which the date of death or the determination of Permanent Disability occurs, prorated for the actual period of service for that fiscal year (the “Prorated Bonus”). The payment of any death benefits or disability benefits under any employee benefit or compensation plan that is maintained by the Employer for the Employee’s benefit shall be governed by the terms of such plan.

7.2	Termination by the Employer for Cause; Termination by the Employee without Good Reason. In the event of the termination of the Employee by the Employer for Cause or by the Employee without Good Reason, the Employer shall pay the Compensation Payments to the Employee as soon as practicable or within the period required by law, and the Employee shall be entitled to no other compensation, except as otherwise due to the Employee under applicable law. The Employee shall not be entitled to the payment of any bonuses for any portion of the fiscal year in which such termination occurs.

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7.3	Termination by the Employer without Cause; Termination by the Employee with Good Reason.

(i)	Form and Amount. In the event of the termination of the Employee by the Employer without Cause or by the Employee with Good Reason, the Employer shall pay the Compensation Payments to the Employee as soon as practicable or within the period required by law. In addition, conditioned upon receipt of the Employee’s written release of claims in such form as may be required by the Employer, the Employer shall pay or provide to the Employee (a) as severance pay, an aggregate amount equal to Grand Total Earnings, multiplied by the result obtained by dividing (x) the balance of the Term, measured in days, by (y) 365, with such aggregate amount to be paid in equal installments on the applicable payroll dates for the balance of the Term; (b) for 12 months following termination, outplacement services by a firm selected by the Employee at the expense of the Employer, in an amount up to $30,000, and (c) for 24 months following termination (the “COBRA Continuation Period”) the continuation of group medical insurance benefits except as offset by benefits paid or provided by other sources as set forth in Section 7.6, or as prohibited by law.

(ii)	Maintenance of Benefits. During the COBRA Continuation Period, the Employer shall use its best efforts to maintain its group medical insurance benefits in full force and effect for the continued benefit of the Employee or shall arrange to make available to the Employee group medical benefits substantially similar to those that the Employee would otherwise have been entitled to receive if the Employee’s employment had not been terminated. For the COBRA Continuation Period, the Employer shall pay or reimburse the Employee for the COBRA premium.

(iii)	Forfeiture. Notwithstanding the foregoing provisions of this Section 7, any right of the Employee to receive termination payments and benefits under Section 7 shall be forfeited to the extent of any amounts payable or benefits to be provided after a material breach of any covenant set forth in Section 8.

7.4	Non-Eligibility For Other Company Separation Pay Benefits. The Employee shall not be eligible for any payments under any severance program offered by the Employer.

7.5	Employer’s Right of Offset. If the Employee is at any time indebted to the Employer, or otherwise obligated to pay money to the Employer for any 6 reason, the Employer, at its election, may offset amounts otherwise payable to the Employee under this Agreement, including, but without limitation, Base Salary and incentive compensation payments, against any such indebtedness or amounts due from the Employee to the Employer, to the extent permitted by law.

7.6	Mitigation. In the event of the termination of the Employee by the Employer without Cause, or by the Employee with Good Reason, the Employee shall not be required to mitigate damages by seeking other employment or otherwise as a condition to receiving termination payments or benefits under this Agreement. No amounts earned by the Employee after the Employee’s termination by the Employer without Cause or by the Employee with Good Reason, whether from self-employment, as a common law employee, or otherwise, shall reduce the amount of any payment or benefit under any provision of this Agreement. Notwithstanding the foregoing, the Employee’s coverage under the Employer’s group medical insurance as provided in Section 7.3(i) shall terminate as soon as the Employee becomes covered under any group medical plan made available by another employer. The Employee shall report to the Employer any such coverage actually received by the Employee.

7.7	Resignations. Except to the extent requested by the Employer, upon any termination of the Employee’s employment with the Employer, the Employee shall immediately resign all positions and directorships with the Employer and each of its subsidiaries and affiliates.

8.     Covenants and Representations of the Employee.

8.1	Confidentiality. During the Term, and in consideration for the Employee’s agreement to enter into this Agreement, the Employer agrees that it will disclose to the Employee its confidential or proprietary information and trade secrets (together, the “Proprietary Information”) to the extent necessary for the Employee to carry out his obligations under this Agreement. The Employee hereby covenants and agrees that the Employee shall not, without the prior written consent of the Employer, during the Term or at any time thereafter disclose to any person not employed by the Employer, or use in connection with engaging in competition with the Employer, any Proprietary Information of the Employer.

(i)	It is expressly understood and agreed that the Employer’s Proprietary Information is all nonpublic information relating to the Employer’s business, including but not limited to information, plans and strategies regarding suppliers, pricing, marketing, customers, hiring and terminations, employee performance and evaluations, internal reviews and investigations, short term and

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long range plans, acquisitions and divestitures, advertising, information systems, sales objectives and performance, as well as any other nonpublic information, the nondisclosure of which may provide a competitive or economic advantage to the Employer. Proprietary Information shall not be deemed to have become public for purposes of this Agreement where it has been disclosed or made public by or through anyone acting in violation of a contractual, ethical, or legal responsibility to maintain its confidentiality.

(ii)	In the event the Employee receives a subpoena, court order or other summons that may require the Employee to disclose Proprietary Information, on pain of civil or criminal penalty, the Employee will promptly give notice of the subpoena or summons pursuant to Section 10.5 and provide the Employer an opportunity to appear at the Employer’s expense and challenge the disclosure of its Proprietary Information, and the Employee shall provide reasonable cooperation to the Employer for purposes of affording the Employer the opportunity to prevent the disclosure of the Employer’s Proprietary Information.

8.2	Nonsolicitation of Employees. The Employee hereby covenants and agrees that during the Term and for two years thereafter, the Employee shall not, without the prior written consent of the Employer, on the Employee’s own behalf or on the behalf of any person, firm or company, directly or indirectly, attempt to influence, persuade or induce, or assist any other person in so persuading or inducing, any of the employees of the Employer (or any of its subsidiaries or affiliates) to give up his or her employment with the Employer (or any of its subsidiaries or affiliates), and the Employee shall not directly or indirectly solicit or hire employees of the Employer (or any of its subsidiaries or affiliates) for employment with any other employer.

8.3	Noninterference with Business Relations. The Employee hereby covenants and agrees that during the Term and for two years thereafter, the Employee shall not, without the prior written consent of the Employer, on the Employee’s own behalf or on the behalf of any person, firm or company, directly or indirectly, attempt to influence, persuade or induce, or assist any other person in so persuading or inducing, any person, firm or company to cease doing business with, reduce its business with, or decline to commence a business relationship with, the Employer (or any of its subsidiaries or affiliates).

8.4	Noncompetition. It is recognized by the Employee and the Employer that the Employee’s duties hereunder will require the receipt and creation of Proprietary Information, as defined in Section 8.1. The Proprietary Information has been and will continue to be developed by the Employer

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and its subsidiaries and affiliates at substantial cost and constitutes valuable and unique property of the Employer. The Employee further acknowledges that due to the nature of the Employee’s position, the Employee will have access to Proprietary Information affecting plans and operations in every location in which the Employer (and its subsidiaries and affiliates) does business or plans to do business throughout the world, and the Employee’s decisions and recommendations on behalf of the Employer may affect its operations throughout the world. Accordingly, the Employee acknowledges that the foregoing makes it reasonably necessary for the protection of the Employer’s business interests that the Employee not compete with the Employer or any of its subsidiaries or affiliates during the Term and for a reasonable and limited period thereafter, as provided below.

(i)	The Employee covenants that during the Term of this Agreement and for a period of one year following the later of either a termination of employment pursuant to Section 6 or a termination of at-will employment following expiration of the Term, the Employee will not undertake work for a Competing Business, as defined in Section 8.4(ii), provided, however, that (a) in the case of a termination of employment pursuant to Section 6.4 or 6.5, the non-compete period shall not exceed the lesser of one year or the period for which the Employee is entitled to Compensation Payments, as provided in Section 7.3(i), and (b) in the case of a termination of at will employment following expiration of the Term, the non-compete period shall not exceed the lesser of one year or the period for which the Employee receives compensation payments as provided under any applicable Employer separation pay program. For purposes of this covenant, “undertake work for” shall include performing services, whether paid or unpaid, in any capacity, including as an officer, director, owner, consultant, employee, agent or representative, where such services involve the performance of similar duties or oversight responsibilities as those performed by the Employee during the 18-month period preceding the Employee’s termination from the Employer for any reason.

(ii)	As used in this Agreement, the term “Competing Business” shall mean any business that, at the time of the determination:

(A)	operates (1) any retail department store, specialty store, or general merchandise store; (2) any retail catalog, telemarketing, or direct mail business; (3) any Internet-based or other electronic retailing business; (4) any other retail business that sells goods, merchandise, or services of the types sold by the Employer, including its divisions, affiliates, and licensees; or (5) any business that provides

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buying office or sourcing services to any business of the types referred to in this Section 8.4(ii)(A);

(B)	conducts any business of the types referred to in Section 8.4(ii)(A) in the United States or another country in which the Employer, including its divisions, affiliates, and licensees, conducts a similar business; and

(C)	from any business(es) of the types referred to in Section 8.4(ii)(A), had aggregate net sales or revenues of $500,000,000 in the fiscal year preceding the determination or is reasonably expected to have aggregate net sales or revenues of $500,000,000 in either the current fiscal year or the next following fiscal year.

8.5	Injunctive Relief. If the Employee shall breach the covenants contained in this Section 8, the Employer shall have no further obligation to make any payment to the Employee pursuant to this Agreement and may recover from the Employee all such damages as it may be entitled to at law or in equity. In addition, the Employee acknowledges that any such breach is likely to result in immediate and irreparable harm to the Employer for which money damages are likely to be inadequate. Accordingly, the Employee consents to injunctive and other appropriate equitable relief without the necessity of bond in excess of $500.00 (five hundred dollars) upon the institution of proceedings therefor by the Employer in order to protect the Employer’s rights hereunder.

8.6	Representations of the Employee. The Employee represents and warrants to the Employer that:

(i)	(a) There are no restrictions, agreements or understandings whatsoever to which the Employee is a party that would prevent or make unlawful the Employee’s execution of this Agreement or the Employee’s employment under this Agreement, or that is or would be inconsistent, or in conflict with this Agreement or the Employee’s employment under this Agreement, or would prevent, limit or impair in any way the performance by the Employee of the obligations under this Agreement; and (b) the Employee has disclosed to the Employer all restraints, confidentiality commitments or other employment restrictions that the Employee has with any other employer, person or entity.

(ii)	Upon and after the Employee’s termination or cessation of employment with the Employer, including any post-Term at-will employment, and until such time as no obligations of the Employee to the Employer hereunder exist, the Employee: (a) shall provide a complete copy of this Agreement to any

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prospective employer or other person, entity or association in a Competing Business with whom or which the Employee proposes to be employed, affiliated, engaged, associated or to establish any business or remunerative relationship prior to the commencement thereof, provided that Employee shall first cause the compensation amounts hereunder to be deleted or not disclosed; and (b) shall notify the Employer of the name and address of any such person, entity or association prior to the Employee’s employment, affiliation, engagement, association or the establishment of any business or remunerative relationship.

9.	Survival. The expiration or termination of the Term shall not impair the rights or obligations of any party hereto that accrue hereunder prior to such expiration or termination, except to the extent specifically stated herein. In addition to the foregoing, the Employee’s covenants and warranties contained in Section 8, and the parties’ agreements under Section 10 shall survive the expiration of this Agreement and the termination of the Employee’s employment, including any post-Term at-will employment.

10.	Miscellaneous Provisions.

10.1	Dispute Resolution. Any dispute between the parties under this Agreement shall be resolved (except as provided below) through informal arbitration by an arbitrator selected under the rules of the American Arbitration Association for arbitration of employment disputes (located in the city in which the Employer’s principal executive offices are based) and the arbitration shall be conducted in that location under the rules of said Association. Each party shall be entitled to present evidence and argument to the arbitrator. The arbitrator shall have the right only to interpret and apply the provisions of this Agreement and may not change any of its provisions, except as expressly provided in Section 10.4 and only in the event Employer has not brought an action in a court of competent jurisdiction to enforce the covenants in Section 8. The arbitrator shall permit reasonable pre-hearing discovery of facts, to the extent necessary to establish a claim or a defense to a claim, subject to supervision by the arbitrator. The determination of the arbitrator shall be conclusive and binding upon the parties and judgment upon the same may be entered in any court having jurisdiction thereof. The arbitrator shall give written notice to the parties stating the arbitrator’s determination, and shall furnish to each party a signed copy of such determination. The expenses of arbitration shall be borne equally by the Employer and the Employee or as the arbitrator equitably determines consistent with the application of state or federal law; provided, however, that the Employee’s share of such expenses shall not exceed the maximum permitted by law. Any arbitration or action pursuant to this Section 10.1 shall be governed by and construed in accordance with the substantive laws of the State of Texas and, where applicable, federal law, without giving effect to the

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principles of conflict of laws of such State. The mandatory arbitration provisions of this Section 10.1 shall supersede in their entirety the J. C. Penney Alternative, a dispute resolution program generally applicable to employment terminations.

Notwithstanding the foregoing, the Employer shall not be required to seek or participate in arbitration regarding any actual or threatened breach of the Employee’s covenants in Section 8, but may pursue its remedies, including injunctive relief, for such breach in a court of competent jurisdiction in the city in which the Employer’s principal executive offices are based, or in the sole discretion of the Employer, in a court of competent jurisdiction where the Employee has committed or is threatening to commit a breach of the Employee’s covenants, and no arbitrator may make any ruling inconsistent with the findings or rulings of such court.

10.2	Binding on Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Employee, the Employer and each of their respective successors, assigns, personal and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable; provided however, that neither this Agreement nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by the Employee (except by will or by operation of the laws of intestate succession) or by the Employer except that the Employer may assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or businesses of the Employer, if such successor expressly agrees to assume the obligations of the Employer hereunder.

10.3	Governing Law. This Agreement shall be governed, construed, interpreted, and enforced in accordance with the substantive law of the State of Texas and federal law, without regard to conflicts of law principles, except as expressly provided herein. In the event the Employer exercises its discretion under Section 10.1 to bring an action to enforce the covenants contained in Section 8 in a court of competent jurisdiction where the Employee has breached or threatened to breach such covenants, and in no other event, the parties agree that the court may apply the law of the jurisdiction in which such action is pending in order to enforce the covenants to the fullest extent permissible.

10.4	Severability. Any provision of this Agreement that is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective, to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction. If any covenant in Section 8 should be deemed invalid, illegal or unenforceable because its

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time, geographical area, or restricted activity, is considered excessive, such covenant shall be modified to the minimum extent necessary to render the modified covenant valid, legal and enforceable.

10.5	Notices. For all purposes of this Agreement, all communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service, addressed to the Employer at its principal executive office and to the Employee at the Employee’s principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of change of address shall be effective only upon receipt.

10.6	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

10.7	Entire Agreement. The terms of this Agreement are intended by the parties to be the final expression of their agreement with respect to the Employee’s employment by the Employer and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceedings to vary the terms of this Agreement.

10.8	Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, approved by the Employer and signed by the Employee and the Employer. Failure on the part of either party to complain of any action or omission, breach or default on the part of the other party, no matter how long the same may continue, shall never be deemed to be a waiver of any rights or remedies hereunder, at law or in equity. The Employee or the Employer may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform only through an executed writing; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure.

10.9	No Inconsistent Actions. The parties hereto shall not voluntarily undertake or fail to undertake any action or course of action that is inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the parties hereto to act in a fair and reasonable manner with

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respect to the interpretation and application of the provisions of this Agreement.

10.10	Headings and Section References. The headings used in this Agreement are intended for convenience or reference only and shall not in any manner amplify, limit, modify or otherwise be used in the construction or interpretation of any provision of this Agreement. All section references are to sections of this Agreement, unless otherwise noted.

10.11	Beneficiaries. The Employee shall be entitled to select (and change, to the extent permitted under any applicable law) a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Employee’s death, and may change such election, in either case by giving the Employer written notice thereof in accordance with Section 10.5. In the event of the Employee’s death or a judicial determination of the Employee’s incompetence, reference in this Agreement to the “Employee” shall be deemed, where appropriate, to the Employee’s beneficiary, estate or other legal representative.

10.12	Withholding.. The Employer shall be entitled to withhold from payment any amount of withholding required by law.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

                                                     J. C. PENNEY CORPORATION, INC.

                                                     By: _/s/ Allen Questron____________
                                                     Name: ______________________________
                                                     Title: _______________________________

                                                     EMPLOYEE

                                                     _/s/ Robert B. Cavanaugh  _________
                                                     ___________________________________
                                                     Robert B. Cavanaugh

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EXHIBIT A

Management Incentive Compensation

Comp Plan

Employee’s annual performance-based incentive compensation shall be a target of 50% of Base Salary unless changed by the Human Resources and Compensation Committee or its delegatee.

The performance measures for the Comp Plan shall be determined by the Human Resources and Compensation Committee or its delegatee and may include, but not be limited to, sales and operating profit for JCPenney Company, Inc.

The performance measures for the Comp Plan are subject to change as determined by the Human Resources and Compensation Committee or its delegatee.

The incentive compensation award may range from 0% to 100% of Base Salary and is based on J. C. Penney Company, Inc. performance against planned objectives.